

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Grant E. Fitz
Executive Vice President and Chief Financial Officer
Myers Industries Inc
1293 South Main Street
Akron, Ohio 44301

      Re: Myers Industries Inc
          Definitive Proxy Statement on Schedule 14A
          Filed March 21, 2023
          File No. 001-08524

Dear Grant E. Fitz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program